Confidential treatment has been requested by SCP Pool Corporation pursuant to 17 CFR 200.83 and accordingly, this correspondence omits confidential information included in the unredacted version of the correspondence that was delivered to the Division of Corporation Finance. Asterisks below denote such omissions.

January 19, 2006

VIA FAX (202) 942-9638
and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention Mr. William Choi

Re: SCP Pool Corporation Form 10-K File No. 0-26640 Filed March 1, 2005

Dear Mr. Choi:

        This letter is in response to the comments received from the Commission by facsimile transmission on December 22, 2005. In order to expedite the staff’s review of our responses, we have numbered and reproduced the full text of the staff’s comments, each of which is followed by our response.

Form 10-K for the Year Ended December 31, 2004

Note 1. Organization and Summary of Significant Accounting Policies, page F-8

Product Inventories and Reserve for Inventory Obsolescence and Shrink, page F-10

1.

We note that you establish inventory reserves using inventory classes based on sales over the past 12 months. Please tell us whether inventory reserves established against specific inventory items are relieved through income before inventory is sold or consumed as a result of your estimation methodology and changes in management’s judgment regarding classification of inventory items between periods. See Footnote 2 of Statement 3 in Chapter 4 of ARB 43. If inventory reserves are relieved as a result of changes in management judgment, please tell us the effects of increases in inventory costs attributable to changes in classification of inventory items for each year presented.

Response:

As noted in our Critical Accounting Policy “Inventory Obsolescence and Shrink”, our product inventories are grouped into 13 classes based on the sales volume of each product at each of our locations over the past 12 months. This grouping of products into classes is done automatically by our inventory system based on the defined parameters for each class and any changes in classification are a result of changes in sales volume, not management judgment.

We believe there is little risk of obsolescence for products in classes 1-3 because products in these classes turn quickly. We currently do not provide a reserve for items in class 4 because although these products do not have the high turnover rate of classes 1-3, historically this class has experienced little risk of obsolescence. We establish our reserve based on inventory classes 5-13, which we believe represent some exposure to inventory obsolescence.

We consider our inventory reserve to be a valuation allowance that reflects inventory at the lower of cost or market. Since we do not adjust the cost basis of specific inventory items based on the reserve percentages applicable to the respective inventory class, we do not track the movement of each specific inventory item between classes. If the reserve decreases between periods due to movements of inventory items between classes, we would record this decrease as credit to cost of sales and a debit to the inventory allowance account.

Although we do not record a reduction of the cost basis of specific inventory items as part of our reserve methodology, we realize that an inventory item that moves up in class between periods could result in a reduction of the reserve that may be construed as a “write-up” of the inventory cost for that item. In developing and reviewing our methodology for estimating our inventory obsolescence reserve, we evaluated the possibility of inventory items moving up in class and the potential impact to the financial statements. We believe that movement up in class occurs infrequently and that any such movement would certainly not have a material impact on our financial statements.

We have determined that there is no income statement impact for any movement up or down within inventory classes 5-12 because our reserve estimate for each of these classes is based on the same percentage. Therefore, a release of the inventory reserve (or “write-up” of inventory) for an item for which we provided a reserve in a previous period would only occur if (i) an item moved up from class 13 or (ii) an item moved up from the classes 5-12 group to class 4 or the classes 1-3 group.

Class 13 is comprised of discontinued products, products with no sales over the past 12 months and special order products. Given the nature of these items, we believe it is unlikely that a material amount of inventory in class 13 would move up in class.

From time to time, a product may move from the classes 5-12 group to class 4 or the 1-3 group. For example, an item may move from class 6 up to 4 or from class 5 up to class 3. While we acknowledge that such movement may occur, we believe this movement is infrequent in nature and would not result in a material adjustment to our reserve. We further believe that it is highly unlikely that a product would jump more than two classes in one reporting period.

To illustrate our belief that any such movement of inventory between classes would not have a material impact on our financial statements, consider the following examples. If 10% of class 13 inventory had moved up in class from the previous year, the impact to the income statement due to the resulting decrease in the inventory reserve would have been approximately $449,000 for the year ended December 31, 2004 and approximately $499,000 for the year ended December 31, 2003. Furthermore, if 50% of the inventory in classes 5-6 jumped to class 4 or higher, the impact would have been approximately $213,000 in 2004 and $208,000 in 2003.

We believe that changes of this magnitude are unlikely and, in any event, not material to our consolidated financial statements.

Property and Equipment, page F-11

2.

We note that you depreciate leasehold improvements over the life of the lease including expected renewals. Please tell us why the renewal periods included in the lease term are reasonably assured. See paragraph 5(f)(ii) of FAS 13, as amended.

Response:

We note that in your staff letter dated February 7, 2005, you indicate that “…amortizing leasehold improvements over a term that includes assumption lease renewals is appropriate only when the renewals have been determined to be “reasonably assured “as that term is contemplated by SFAS 13.”

We determine the period over which leasehold improvements should be amortized on a case-by-case basis. The majority of our leasehold improvements are completed at the inception of a lease when we move into a new building. These improvements are amortized over the life of the original lease and subsequent renewal periods are not considered or included in the amortization period. However, from time to time, we make substantial improvements to a building near the end of a lease term once we have determined that we desire to renew the lease and the lease renewal is contractually within our control. It is only under these circumstances, which we consider to constitute reasonable assurance, that we amortize the improvement over the remaining life of the lease including the expected renewal period. Consistent with this treatment, we disclosed the useful life for leasehold improvements in Note 1 as “the life of the lease, including any expected renewals”. Currently, we are amortizing 10 capitalized leasehold improvements over the life of the remaining lease and the expected renewal period. These 10 improvements total approximately $586,000, or 8% of our current total capitalized leasehold improvements.

In future filings, for clarification we will add the following disclosure to our discussion of property and equipment: “For substantial improvements made near the end of a lease term where we are reasonably certain the lease will be renewed, we amortize the leasehold improvement over the remaining life of the lease including the expected renewal period.

Note 3. Acquisition and Divestitures, page F-17

2004 Acquisitions and Divestitures, page F-17

3.	Please tell us in detail how you accounted for the purchase of Pool Tech Distribution Inc. and the 42% interest in Latham Acquisition Corporation (LAC). In doing so, please:

•	Tell us amounts of cash consideration paid and reconcile those amounts to the amounts disclosed in your statement of cash flows;

•	Provide to us detailed summaries of the fair values of assets and liabilities exchanged, the fair value of liabilities assumed and other items included in the cost of Pool Tech and the investment in LAC and tell us how you determined the amounts;

•	Provide to us a detailed summary of the allocation of the cost of Pool Tech to assets acquired (including the non-compete agreement and goodwill) and liabilities assumed and tell us how you determined their fair values;

•	Tell us how you calculated the gain on the exchange transactions and your justification in GAAP for recording the gain as a reduction to the cost of your investment in LAC; and

•	Tell us the difference between the cost of your investment and the amount of underlying equity in the net assets of LAC and how you are accounting for the difference.

Response:

As described in Footnote 3 of our 2004 10-K, the Pool Tech Acquisition included separate business assets exchanged as a part of one transaction. As part of this acquisition, we gave up a controlled group of manufacturing assets (Les Industries R.P. Inc. and Fort Wayne) and cash in exchange for an investment in a joint venture (LAC) and a controlled group of three distribution service centers (Pool Tech).

In determining the appropriate accounting framework for this transaction, we reviewed APB Opinion No. 29, Accounting for Nonmonetary Transactions, and EITF 01-2, Interpretations of APB Opinion No. 29. Based on the assets exchanged, we have accounted for the transaction at fair value in accordance with EITF 01-2. Since we determined that our investment in LAC meets the definition of a joint venture under Footnote 1 of EITF 01-2, we have deferred the gain on the exchange.

In response to your inquiries —

a)	We paid $*******[1] in cash consideration for the purchase of Pool Tech and our 42% interest in LAC. Please see the table below for a reconciliation to the $6,961,000

_________________
[1] Confidential treatment request by SCP Pool Corporation, Request Number 1.

cash paid for equity interest investment disclosed in our December 31, 2004 Statement of Cash Flows.

Cash consideration paid	$ ****	[2]
Management fee received^	(****)	[3]
Fort Wayne cash exchanged	****	[4]
Miscellaneous expenses paid	****	[5]
Exchange rate difference	****	[6]

Total cash paid	$6,961,000

^The transaction agreement provided that we receive an advisory fee for our assistance in the initial transaction.

b)	Please see Appendixes A and B for a detailed summary of the manufacturing assets and liabilities we exchanged as part of the transaction.

Appendix A also includes a listing of liabilities assumed. We recorded the liabilities assumed at face value, which we believe approximates the settlement value given the short-term nature of these liabilities.

c)	One of the parties to the transaction was Brockway Moran & Partners (BMP), a private equity firm. ********************[7]. ************************[8].

********************************************************[9]. In regard to the fair value estimate for LAC, we believe the estimate was supported by BMP’s proportionate cash investment for a 42% equity interest in LAC that is equivalent to our 42% equity interest in LAC.

Upon completion of the working capital adjustments related to the Pool Tech Acquisition during the third quarter of 2005, we reviewed the original fair value estimate for Pool Tech ***************************[10]. After reviewing our valuation estimates for previous acquisitions in which we acquired service centers similar in nature to Pool Tech, we updated our fair value estimate for Pool Tech utilizing these same valuation techniques along with consideration of the market conditions at the time of this transaction as well as the facts and circumstances

_________________
[2] Confidential treatment request by SCP Pool Corporation, Request Number 2.
[3]  Confidential treatment request by SCP Pool Corporation, Request Number 3.
[4]  Confidential treatment request by SCP Pool Corporation, Request Number 4.
[5]  Confidential treatment request by SCP Pool Corporation, Request Number 5.
[6]  Confidential treatment request by SCP Pool Corporation, Request Number 6.
[7]  Confidential treatment request by SCP Pool Corporation, Request Number 7.
[8]  Confidential treatment request by SCP Pool Corporation, Request Number 8.
[9]  Confidential treatment request by SCP Pool Corporation, Request Number 9.
[10]  Confidential treatment request by SCP Pool Corporation, Request Number 10.

related to Pool Tech’s business. *********************[11]. This change in the fair value estimate for Pool Tech resulted in a reclassification of long-term assets.

Please note that we included the following disclosure related to the Pool Tech Acquisition in Footnote 4 of our third quarter 2005 10-Q:

During the third quarter of 2005, we finalized our allocation of the fair value received in connection with the 2004 Acquisitions and completed certain working capital adjustments that resulted in changes to the following balances, including adjustments to the amount of goodwill recorded, the estimated fair value of the non-compete agreement and the deferred gain recorded on the exchange as a reduction to our investment in LAC:

	September 30,	December 31,
(in thousands)	2005	2004
Goodwill	$2,190	$4,629
Other intangible assets	1,342	1,908
Equity interest investments#	187	5,157
Product inventories, net	5,139	5,280
Accrued and other liabilities	1,958	135

#These balances represent only the amount of deferred gain recorded as a reduction to our equity interest investment.

The Pool Tech non-compete agreement was not separately identified in the purchase price. ********************************************************[12]. We recorded the agreement (valued at $1,341,655) separately from Goodwill and are amortizing it over the five year contractual life.

Please see Appendix A for a detailed summary of the allocation of the cost of Pool Tech to assets and liabilities, and Appendix B for a summary of the fair value calculations and amounts allocated to the non-compete agreement and goodwill.

d)

We calculated the gain on the transaction in accordance with paragraph 1 of EITF 01-2 based on the difference between the fair value of the net assets received and the book value of the assets contributed. As stated above, we believe that our investment in LAC meets the definition of a joint venture as defined in Footnote 1 of EITF 01-2. Therefore, we did not recognize a gain on the transaction in accordance with paragraph 8 of EITF 01-2 and instead recorded the gain as a reduction of the investment in LAC.

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[11] Confidential treatment request by SCP Pool Corporation, Request Number 11. [12] Confidential treatment request by SCP Pool Corporation, Request Number 12.

e)

LAC’s balance sheet was adjusted to reflect assets and liabilities at fair value based on the equity contributions at the time the transaction closed. As such, there was no difference between the cost of our investment in LAC (excluding the deferred gain) and the amount of underlying equity in the net assets.

We acknowledge that we are responsible for the adequacy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at 985-801-5702.

Sincerely, /s/ Mark W. Joslin Mark W. Joslin Vice President, Chief Financial Officer

Appendix A

Confidential treatment has been requested by SCP Pool Corporation pursuant to 17 CFR 200.83 and accordingly, this correspondence omits confidential information included in the unredacted version of the correspondence that was delivered to the Division of Corporation Finance. Asterisks below denote such omissions

SCP Pool Corporation
Schedule of Assets and Liabilities Exchanged

	Net assets	Net assets
	received	given up
Les Industries
	Pool Tech	R.P. Inc	Ft. Wayne
	-CAD-	-CAD-	-USD-
Current assets
Cash	*****[13]	*****[13]	*****[13]
Trade accounts receivable	*****[13]	*****[13]	*****[13]
Other accounts receivable	*****[13]	*****[13]	*****[13]
Inventory	*****[13]	*****[13]	*****[13]
Prepaid expenses	*****[13]	*****[13]	*****[13]

Total current assets	*****[13]	*****[13]	*****[13]

Fixed assets
Property and equipment, net	*****[13]	*****[13]	*****[13]

Total assets	*****[13]	*****[13]	*****[13]

Current liabilities
Accounts payable	*****[13]	*****[13]	*****[13]
Accrued payroll	*****[13]	*****[13]	*****[13]
Accrued expenses	*****[13]	*****[13]	*****[13]
Other current liabilities	*****[13]	*****[13]	*****[13]

Total current liabilities	*****[13]	*****[13]	*****[13]

Long-term liabilities
Note payable - long-term	*****[13]	*****[13]	*****[13]
Deferred income taxes	*****[13]	*****[13]	*****[13]

Total long-term liabilities	*****[13]	*****[13]	*****[13]

Total liabilities	*****[13]	*****[13]	*****[13]

Net book value

Canadian Dollars	*****[13]	*****[13]
US Dollars	*****[13]	*****[13]	*****[13]

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13 Confidential treatment request by SCP Pool Corporation, Request Number 13.

Appendix B

Confidential treatment has been requested by SCP Pool Corporation pursuant to 17 CFR 200.83 and accordingly, this correspondence omits confidential information included in the unredacted version of the correspondence that was delivered to the Division of Corporation Finance. Asterisks below denote such omissions

SCP Pool Corporation
Schedule of Fair Value Amounts
(In US Dollars)

	December 31,		September 30,
	2004		2005
Fair value of assets acquired
42.3% investment in LAC	**********[14]	A	**********[14]
Fair value of Pool Tech	**********[14]	B	**********[14]	(1)

	**********[14]		**********[14]	C

Book value of assets contributed
Contributed Fort Wayne book value	**********[14]	D	**********[14]
Contributed Les Industries R.P. Inc. book value	**********[14]	D	**********[14]
Contributed manufacturing goodwill (Fort Wayne + Les Industries R.P.)	**********[14]	E	**********[14]
Cash to Latham US	**********[14]	F	**********[14]
Cash to Latham Canada	**********[14]	F	**********[14]
Cash due to Latham for working capital adjustments	**********[14]	G	**********[14]

	**********[14]		**********[14]

Excess fair value	5,156,511		187,398

Transaction intangible assets
Fair value of Pool Tech operating assets and liabilities	**********[14]	D	**********[14]
Non-Compete agreement	1,908,000		1,341,655	H
Goodwill	4,629,128	I	2,190,345

Total fair value of Pool Tech	**********[14]		**********[14]	(1)

A   The fair value of the 42% investment in LAC is supported by the fact that Brockway, Moran & Partners owns an equal percentage in LAC and paid cash for their interest.

B   See response letter item 3(c) for a discussion of Pool Tech’s fair value.

C   *******************************************************15.

D   See Appendix A for a detailed summary of assets and liabilities exchanged.

E   In accordance with SFAS 142 paragraph 39, we allocated goodwill to the Fort Wayne and Les Industries R.P. manufacturing assets based on the relative values of the business we exchanged and the portion of the business we retained. **********************************16.

F   *******************************************************17.

G   Per the transaction agreement, we closed the transaction in the fourth quarter 2004 based on working capital estimates that were subsequently finalized in the third quarter 2005.

H   See response letter item 3(c) for an explanation of the non-compete valuation.

I   We recorded goodwill in connection with the Pool Tech acquisition as the difference between the net assets acquired and the fair value of Pool Tech.

_________________

14 Confidential treatment request by SCP Pool Corporation, Request Number 14.
15 Confidential treatment request by SCP Pool Corporation, Request Number 15.
16 Confidential treatment request by SCP Pool Corporation, Request Number 16.
17 Confidential treatment request by SCP Pool Corporation, Request Number 17.